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                                               Filed By Micron Electronics, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                               Subject Company:  Interland, Inc.
                                                  Commission File No.  000-31111

Micron Electronics, Inc. issued a press release on May 1, 2001, related to its proposed sale of its PC business, which release made reference to Micron Electronics' proposed merger with Interland. The text of the press release follows:

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION:

Media Relations:
Barbara A. Gibson
208-890-8432 or 415-269-2931

Investor Relations:
Steven H. Laney
208-893-3033

                MICRON ELECTRONICS AGREES TO SELL PC BUSINESS TO
                             GORES TECHNOLOGY GROUP

   Paves Way for Faster Path to Profitability for Growing Web Hosting Business

NAMPA, Idaho, May 1, 2001 - Micron Electronics, Inc. (Nasdaq: MUEI), today announced that Gores Technology Group will acquire the assets and liabilities of its PC business, in a transaction that may provide upside potential in the event of future sale of the business by Gores, and saves Micron Electronics' shareholders further losses on its PC business.

Micron Electronics had previously disclosed plans to sell or exit its PC division in order to focus exclusively on its Web hosting business, HostPro, and, through its pending acquisition of Interland, become the leading provider of business-class hosting solutions to the small and medium business market.


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Under the terms of the agreement, Gores will assume assets and liabilities of
Micron Electronics' PC business, which includes a $70 million cash contribution to working capital from Micron Electronics. Upon closure of the transaction, Micron Electronics will have no further obligation to fund the operations of the PC business. The deal also provides, under certain circumstances, for Micron Electronics to share in net proceeds of certain future sales or disposal of all or part of the business within three years of closing. Following necessary approvals, the deal is expected to close within approximately 30 days.

"Given the realities of the tough PC environment, and our desire to conserve cash to fund our hosting growth strategy, we believe this deal provides the best possible outcome for our shareholders and speeds our path to profitability," said Joel J. Kocher, chairman and chief executive officer of Micron Electronics.

"With growth rates in the PC industry plunging - dropping more than six percent in the fourth quarter alone -- and price wars by major competitors significantly reducing gross margins, the PC business is becoming a major drain on the company's cash reserves," said Kocher. "We've been trying to sell the business for several months, and as the industry has continued to worsen, it became clear that it was in the best interest of our shareholders to complete our exit rapidly, cut our losses, and focus on our growing Web hosting business."

"This transaction preserves cash and positions us to launch the HostPro/Interland combined company with a fully-funded business model, and the resources to take advantage of opportunities as the industry consolidates. But equally important to me, personally, is that this sale allows MicronPC to continue providing award-winning PCs, to continue meeting customer needs for service and support, and to continue providing jobs for its employees," said Kocher.


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"As we complete our transformation, we believe we've positioned our shareholders for a significant growth opportunity. Micron Electronics is moving from a second-tier player in a mature, growth-challenged industry, to a leading tier-one player in an emerging, high-growth industry," said Kocher.

The sale of the PC division, along with last month's sale of SpecTek, positions Micron Electronics as a pure-play leader in the emerging Web hosting industry. HostPro is already ranked fourth largest in the world in number of hosted Web sites, and the acquisition of Interland, expected to close this summer, will make the combined company the number one provider of business-class hosting solutions to the small and medium enterprise market. The company's strong cash position makes it unique in an industry where both large and small players are struggling to reach profitability before cash reserves are depleted. The cash burn rate for HostPro during the third and fourth quarters of fiscal 2001 combined is projected to be $14-16 million. The Micron Electronics/Interland combined company expects to reach EBITDA profitability early in calendar year 2002, and to be cash flow positive later in the year.

Following the sale of the PC division to Gores, Micron Electronics expects to have $230- $240 million (including the anticipated tax refund related to the sale) in cash, cash equivalents, liquid investments and investments held to maturity at the anticipated closing date of the sale to Gores, which positions the company to launch the HostPro/Interland combined company with more than $200 million in cash, cash equivalents and liquid investments. Additionally, Micron Electronics shareholders may receive a dividend of the cash, if any, in excess of $200 million, subject to a six-month escrow, contingency accrual requirements and other terms of the Interland acquisition agreement.

At the end of fiscal second quarter, Micron Electronics announced that the PC business and SpecTek would be accounted for as discontinued operations. As part of discontinued operations accounting, the company was required to book an estimate of the future losses from operating the discontinued operations and an estimate of loss on disposal of the discontinued operations. This estimate was previously disclosed as a loss of $147 million.


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Based on the terms of the Gores PC sale announced today, this estimate is now projected to be a loss of $162 million.

ABOUT MICRON ELECTRONICS

Micron Electronics, Inc. (Nasdaq: MUEI), is the parent company of HostPro, Inc., a leading provider of infrastructure, Web site, and hosted software applications to small and medium businesses around the world. HostPro offers managed dedicated Web hosting and a broad range of e-commerce, application hosting, and connectivity solutions. With a world-class network infrastructure that includes data centers in Los Angeles; Seattle and Moses Lake, Washington; Boca Raton, Florida; and Boise, Idaho, HostPro manages more than 138,000 hosted Web sites and more than 72,000 customer accounts. More information about Micron Electronics and HostPro can be found at www.hostpro.com.

Except for the historical information contained in this press release, statements in this press release may be considered forward-looking statements. These forward-looking statements include, but are not limited to: the expected sale of Micron Electronics' PC business to Gores and the anticipated effects of such a sale, including termination of Micron Electronics' obligations to fund the operations of the PC business, the possibility that Micron Electronics may receive additional proceeds in connection with certain later sales of the PC business by Gores, the impact of the sale in speeding Micron Electronics' path to profitability and the continuation of the MicronPC business by Gores; the expected cash position of Micron Electronics following the expected closing date of the sale to Gores; the expected cash burn rates for the HostPro business during the third and fourth quarters of fiscal 2001; the estimated loss from operating and disposing of the PC business; Micron Electronics' intentions to merge with Interland and certain expected effects of that merger; the possible receipt by Micron Electronics' shareholders of a dividend of the cash, if any, above $200 million; the expected growth in the Web hosting industry and in HostPro's Web hosting business; and the timing of the expected achievement of EBITDA profitability and cash flow positive operations by the combined HostPro/Interland company. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: the failure to close the sale to Gores; whether Gores sells the PC business at a significant price within three years of the sale of the business by Micron Electronics to Gores; the ability to achieve expected operating efficiencies in connection with the Interland merger; risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration; the ability of HostPro and Interland to expand their customer bases as planned; higher than anticipated operating expenses for either the PC business or the HostPro business; general economic conditions; failure to close the Interland transaction due to the failure to obtain regulatory approvals or the failure of the stockholders of Micron Electronics or Interland to approve the merger; the impact of competition; quarterly fluctuations in operating results; customer acceptance of new products and services and new versions of existing products; the risk of delay in product development and release dates; and risks of product returns, especially as a result of customer


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uncertainty associated with the sale of the PC business. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Investors should not place undue reliance on these forward-looking statements, which reflect Micron Electronics' expectations only as of the date of this press release.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding their proposed merger, when it becomes available, because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to their respective stockholders. Such prospectus/proxy statement will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web sit at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by their merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual Meeting is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland 's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter, and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Registration Statement on Form S-1, as amended, is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.

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